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EXHIBIT 99

Securities and Exchange Commission
Washington, DC

Arthur Andersen LLP has represented to the Hilton 401(k) Savings Plan that its audit was subject to Andersen's quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards and that there was appropriate continuity of Andersen personnel working on the audit and availability of national office consultation. Availability of personnel at foreign affiliates of Arthur Andersen is not relevant to this audit.

THE HILTON 401(k) SAVINGS PLAN

DATED: May 20, 2002	By	/s/ DIETER HUCKESTEIN Dieter Huckestein Chair, Pension and Thrift Committee

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  EXHIBIT 99